Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on October 20, 2022, at 3:00 p.m. Israel time.

The Company is a “Dual Company,” as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	Reappointment of Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel), as the Company’s independent auditor for the year ending December 31, 2022, and until the next annual general meeting of the shareholders of the Company, and authorization of the Board of Directors to determine their remuneration.

2.	Reappointment of four members of the Company’s Board of Directors.

3.	Approval of a Directors and Officers (D&O) liability insurance policy, and to set a framework for terms for the purchase of future D&O, Run-Off and public offering of securities, insurance policies.

4.	Approval of a grant of options to certain members of the Company’s Board of Directors.

5.	Approval of a grant of options to Mr. Haim Siboni, Chief Executive Officer and Chairman of the Board of Directors.

6.	Approval of a grant of options to Mrs. Sivan Siboni Scherf, VP Human Resources.

7.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2021.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Shareholders of record at the close of business on September 15, 2022 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADS” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than October 20, 2022, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, not less than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than October 20, 2022, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Haim Siboni
Chairman of the Board of Directors and Chief Executive Officer

September 1, 2022

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 20, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on October 20, 2022, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1 through 4.1, described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 4.2, 5 and 6, described hereinafter, require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For purposes of a Special Majority vote, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For the background regarding the Company’s election to submit Proposals No. 4.2, 5 and 6 for shareholder approval by a Special Majority, see Proposals No. 4.2 and 5 herein.

Proposal 7 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, may do so by submitting such proposed additional item, in writing, to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than September 8, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than September 15, 2022, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of ADSs representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than October 10, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

TO RE-APPINONT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2022, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the best interests of the Company and its shareholders. Deloitte Israel has served in this position since 2016.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2022, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

To re-appoint FOUR members of the board of directors of the Company

It is proposed to re-appoint Mr. Haim Siboni (who also serves as the Company’s Chief Executive Officer and Chairman of the Board of Directors), Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo (Mr. Aharoni and Ms. Raz-Avayo are independent directors, as classified under the Companies Law and Nasdaq Stock Market rules. Mr. Scherf is the husband of Mrs. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Haim Siboni) as members of the Board of Directors to hold office until the close of the next annual general meeting. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the re-appointed directors, other than Mr. Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. For Mr. Siboni’s compensation, please see Proposal no. 5 of the Proxy Statement filed on form 6-K on June 3, 2021.

In addition, in their capacity as members of the Board of Directors, the re-appointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association (the “Articles”) and the Company’s compensation policy (the “Compensation Policy”). On January 31, 2022, the Company’s shareholders determined not to approve the Compensation Policy. Following the opposition of the shareholders, the Board of Directors and the Committee (as defined herein), in their respective meetings on March 29, 2022, and March 31, 2022, re-examined the Compensation Policy, determined to adopt it and resolved that adopting the Compensation Policy would be beneficial to the Company, taking into consideration the shareholders’ opposition.

A brief biography of each nominee is set forth below:

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and on its Board of Directors since December 2015. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd. (“Magna”), the Company’s significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Company’s Board of Directors since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Ehud Aharoni has served on the Company’s Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Since 2001, Mr. Aharoni has lectured to MBA and EMBA students at the Tel-Aviv University, Coller School of Management in a variety of strategic courses, and holds a number of senior administrative positions, including the chief executive officer & academic director of Lahav Executive Education, Coller School of Management, since 2006, and the former Executive Director of the Eli Hurvitz Institute of Strategic Management, from 2004-2018. Before joining Lahav Executive Education, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. with specialization in Finance and a Continuing Studies, of M.B.A. specializing in International Management, all from the Tel Aviv University.

Mr. Moshe Scherf has served on the Company’s Board of Directors since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

Mrs. Vered Raz-Avayo has served on the Company’s Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. From 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, over the past 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd. and a director at Nayax Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

 The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-appoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to re-appoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

Approval of a D&O liability insurance policy and to set framework terms for purchase of future D&O, Run-OFF and public offering of securities insurance policies

Under the Companies Law, the terms of compensation, including D&O liability insurance coverage, of a director or a chief executive officer of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

On August 16, 2022 and August 18, 2022, the Financial Statements Review, Audit and Compensation Committees of the Board of Directors (collectively, the “Committee”) and the Board of Directors of the Company, respectively, approved, and recommended that the Company’s shareholders approve, (i) the purchase of a D&O liability policy by the Company, an extract of which is as follows: (1) Period: from June 28, 2022 till June 27, 2023; (2) Aggregate limit of liability: US$15,000,000 including costs and expenses; (3) Premium: US$155,000 for the term of the policy; (4) Deductible: US$75,000 for a claim in the U.S. and Canada (US$300,000 for a securities claim) and US$50,000 for a claim in the rest of the world (US$100,000 for a securities claim) (the “Policy”); (ii) that for a period of three (3) years commencing on the date of the Meeting, the Company shall be entitled, subject to the approval of the Committee, to (a) extend the Policy or purchase new insurance policies according to the following framework terms: (1) Aggregate limit of liability: up to US$30,000,000 including costs and expenses; (2) Premium: at market conditions, as approved by the Committee; (3) Deductible: at market conditions, as approved by the Committee; (b) to purchase a Run-Off coverage, in the event of a material change in the risks applicable to the Company or if the Policy is not renewed, for a period of up to 7 years (the “Run-Off Period”), at a premium for the Run-Off Period at market conditions, as approved by the Committee, provided that such premium amount is not material to the Company; and (c) to purchase a Public Offering of Securities Insurance (POSI) insurance policy, with maximum insurance coverage that shall not exceed US$15,000,000, at a premium and deductible amount that shall be in accordance with market conditions on the date of such purchase, as approved by the Committee, provided that such premium and deductible amounts are not material to the Company (together the “Framework Terms”).

The Committee and the Board of Directors found the Policy and the Framework Terms reasonable under the circumstances and under market conditions.

In making its recommendation with regard to the approval of the Policy and the Framework Terms, the Committee and the Board of Directors, each have also considered, among other factors: (a) the purchase of the Policy and setting of the Framework Terms are in the best interests of the Company, since they allow the Company’s officers to fulfill their duties properly, and for the benefit of the Company, taking into consideration the risks involved and the personal liability imposed on officers according to the law in connection with their actions as Company officers; (b) the Policy terms and conditions and the Framework Terms, including the aggregate limit of liability and the premium amounts, were determined in accordance with the Company’s assessment, after consultation with its insurance consultants, taking into consideration the market conditions (among other things, taking into account the substantial changes that took place in the insurance market due to the outbreak of the COVID-19) as of the date hereof, taking into consideration the Company’s needs and the scope of its business and activity, as well as that the insurance market is characterized by great volatility; (c) the Policy terms and the Framework Terms are reasonable, considering the circumstances that exist in the insurance market, the nature of the Company’s operations and the markets on which it trades, the scope of its activities and are equal for all officers and directors of the Company; and (d) the cost of the Policy is not expected to materially affect the profitability of the Company, its assets or its liabilities.

On August 16, 2022 and August 18, 2022, the Committee and the Board of Directors of the Company, respectively, also approved that in the event that the Policy is approved at the Meeting, then, according to Regulations 1B(A)(5) and 1A1 of the Israeli Companies Regulations (Reliefs in Transactions with Interested Parties) 5760-2000, the insurance coverage under the Policy shall also apply to the Company’s officers who are the controlling shareholders of the Company, or its relative, and the Company’s Chief Executive Officer.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to approve the purchase of a Directors and Officers liability insurance Policy, as set forth in Proposal No. 3 of the Proxy Statement.”

2.	“RESOLVED, to approve Framework Terms for extension or purchase of additional D&O, Run-Off and public offering of securities insurance policies for a period of three years commencing as of the date of the Meeting, as set forth in Proposal No. 3 of the Proxy Statement.”

The approval of the above proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposals.

PROPOSAL 4

grant of options TO CERTAIN MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS

Under the Companies Law, the terms of compensation, including grant of equity-based compensation, of a director of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order). Under the Companies Law such terms of compensation of controlling shareholders, or their relatives, requires the approval of the audit or compensation committee, board of directors and shareholders by Special Majority (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Mr. Haim Siboni, nevertheless, for the sake of good order and corporate governance purposes, the Company has elected to submit the grant of options to Mr. Moshe Scherf (as detailed below), for the approval of the Company’s shareholders by Special Majority.

On August 16, 2022 and August 18, 2022, the Committee and the Board of Directors of the Company, respectively, approved, and recommended that the Company’s shareholders approve a grant of options to purchase up to 400,000 of the Company’s Ordinary Shares (or up 80,000 ADSs, if so converted) under the Company’s 2016 Equity Incentive Plan (the “Plan”) to each of the following members of the Company’s Board of Directors: Ms. Vered Raz-Avayo, Mr. Moshe Scherf and Mr. Ehud Aharoni (the “Eligible Directors” and the “Equity Grant”, respectively), subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 2 above.

Consistent with the Compensation Policy (as approved by the Committee, the Board of Directors and its shareholders), the Company previously made the following grants of equity-based compensation to its current non-executive and non-external directors since January 1, 2016: (i) on January 26, 2017, Mr. Ehud Aharoni was awarded options to purchase up to 300,000 Ordinary Shares of the Company, with an exercise price per share of NIS 1.95; (ii) on July 17, 2017, Ms. Vered Raz Avayo was awarded options to purchase up to 300,000 Ordinary Shares of the Company, with an exercise price per share of NIS 6.13; and (iii) on September 23, 2019, Ms. Vered Raz-Avayo and Mr. Ehud Aharoni, were each awarded each options to purchase up to 300,000 Ordinary Shares of the Company, with an exercise price per share of NIS 1.95.

Mr. Scherf has not yet been awarded options to purchase Ordinary Shares, as a result of the January 31, 2022, meeting of the Company’s shareholders, were the Company’s shareholders did not approve the Company proposal to grant Mr. Scherf options to purchase up to 300,000 Ordinary Shares under the Plan. Pursuant to the Companies Law, in general, all Israeli public companies, including Dual Companies such as the Company, are required to approve transactions with their controlling shareholders, or their relatives, by their audit or compensation committees, board of directors and shareholders (in that order). As detailed below, although the statutory presumption of a ‘controlling shareholder’ set forth in the Companies Law does not apply to Mr. Siboni, nevertheless, for the sake of good order and for corporate governance purposes, due to Mr. Scherf being the husband of Mrs. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Siboni, the Company considers the Equity Grant to Mr. Scherf as a transaction with a controlling shareholder, and therefore is submitting the grant for approval of the Company’s shareholders by Special Majority.

The Committee and the Board of Directors found the Equity Grant reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Compensation Policy.

In making its recommendation with regard to the approval of the Equity Grant, the Committee and the Board of Directors, each have also considered, among other factors: (a) the factors included in the Compensation Policy, including among others, the position, responsibilities, background and experience of the Eligible Directors; (b) that the Equity Grant reflects a fair and reasonable value for the Eligible Directors’ services; and (c) the Equity Grant is an expression to Company’s desire to maintain the threshold of directors’ current equity-based compensation, taking into account (i) options previously granted to the Eligible Directors (except of Mr. Scherf), all of which are fully vested, and that Mr. Scherf has yet been awarded options to purchase Company’s Ordinary Shares and (ii) the dilution of the Company’s share capital since the previous grant of options to the Eligible Directors.

Subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 2, it is proposed to approve the grant to each of the Eligible Directors of options to purchase up to 400,000 of the Company’s Ordinary Shares (which, with regard to Ms. Raz-Avayo and Mr. Aharoni, and together with the outstanding options previously granted to each of them represent approximately 0.26% and 0.31%, respectively, of the Company’s outstanding share capital, and 0.24% and 0.28%, respectively, of the Company’s share capital on a fully diluted basis as of the date hereof; and with regard to Mr. Scherf represent approximately 0.12% of the Company’s outstanding share capital and 0.11% of the Company’s share capital on a fully diluted basis as of the date hereof). The exercise price of the options under the Equity Grants will be NIS 1 per share, which is equal to the exercise price of options recently granted to the Company’s employees and officers, and 102% higher than the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval by the Company’s Board of Directors. The options under the Equity Grants shall vest quarterly commencing October 1, 2022, and over a period of 36 months in 12 equal portions. The vesting of the options under the Equity Grants shall accelerate upon termination of an Eligible Director’s service with the Company, resulting from a change of control in the Company or other exit event. Each vested option under the Equity Grants shall be exercisable until 7 years from its grant date, and any portion of the options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that any of the Eligible Directors will cease to serve on the Company’s Board of Directors (except in certain events specified in the Plan), all of such Eligible Director’s unvested options under the Equity Grants shall expire immediately, and all vested options shall remain exercisable for a period of six months.

The shareholders of the Company are requested to adopt the following resolutions:

1.	“RESOLVED, to grant to each of Ms. Vered Raz-Avayo and Mr. Ehud Aharoni options to purchase up to 400,000 Ordinary Shares, subject to their reappointment as members of the Company’s Board of Directors, as set forth in Proposal No. 4 of the Proxy Statement.”

2.	“RESOLVED, to grant to Mr. Moshe Scherf options to purchase up to 400,000 Ordinary Shares, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 4 of the Proxy Statement.”

The approval of proposal 4.1, as described above, requires the affirmative vote of a Simple Majority.

The approval of proposal 4.2, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 5

Grant of options to Mr. Haim Siboni, Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies such as the Company, are required to approve transactions with their controlling shareholders, through its audit or compensation committees, board of directors and shareholders by Special Majority (in that order). Although the statutory presumption of a ‘controlling shareholder’ set forth in the Companies Law does not apply to Mr. Haim Siboni, nevertheless, for the sake of good order and corporate governance purposes, the Company considers the grant of options to purchase the Company’s shares to Mr. Siboni as a transaction with a controlling shareholder, and therefore will submit the grant of the Additional Mr. Siboni’s Options (as defined below) for approval by the Company’s shareholders by Special Majority.

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and member of the Board of Directors since January 2016, and from July 8, 2021, also as the Chairman of the Board of Directors of the Company.

As approved by Committee, the Board of Directors and its shareholders, the Company has previously made the following grants of equity-based compensation to Mr. Siboni under the Plan: (i) on April 27, 2017, Mr. Siboni was awarded options to purchase up to 2,000,000 Ordinary Shares of the Company at an exercise price of NIS 2.309; (ii) on July 16, 2020, Mr. Siboni was awarded additional options to purchase up to 4,113,000 Ordinary Shares of the Company at an exercise price as follows: (i) NIS 0.787 per share for 1/3 of the options vested during 2020; (ii) NIS 1.06 per share for the 1/3 of the options vestrd during 2021; and (iii) NIS 1.33 per share for the 1/3 of the options to vest during 2022 (together “Mr. Siboni’s Previous Options”).

On August 16, 2022 and August 18, 2022, the Committee and the Board of Directors of the Company, respectively, approved, and recommended that the Company’s shareholders approve, a grant of additional options to purchase up to 4,000,000 of the Company’s Ordinary Shares to Mr. Siboni (or to a company wholly owned by him) under the Plan (“Additional Mr. Siboni’s Options”), and to bear the VAT expenses applicable to such grant.

The exercise price of the Additional Mr. Siboni’s Options will be NIS 1 per share, which is equal to the exercise price of options recently granted to the Company’s employees and officers, and 102% higher than the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval by the Company’s Board of Directors. The Additional Mr. Siboni’s Options shall vest quarterly commencing January 1, 2023, and over a period of 36 months in 12 equal portions. The vesting of Additional Mr. Siboni’s Options shall accelerate upon termination of his service with the Company, resulting from a change of control in the Company or other exit event. Each vested option shall be exercisable until 7 years from its grant date, and any portion of the options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Mr. Siboni ceases to provide services to the Company (except in certain events specified in the Plan), all of such unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

If exercised in full, the Additional Mr. Siboni’s Options together with Mr. Siboni’s Previous Options, would represent approximately 3.13% of the Company’s issued and outstanding share capital and 2.85% of the Company’s share capital on a fully diluted basis, all as of the date hereof.

The Committee and the Board of Directors found the grant of Additional Mr. Siboni’s Options reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Compensation Policy.

In making their recommendation with regard to the approval of the grant of the Additional Mr. Siboni’s Options, the Committee and the Board of Directors, each have also considered, among other factors: (a) the factors included in the Compensation Policy, including among others, the position and responsibilities of Mr. Siboni; (b) that the grant of the Additional Mr. Siboni’s Options reflects a fair and reasonable value for Mr. Siboni services; (c) the Company has recently granted, under the Plan, additional options to purchase its Ordinary Shares to certain of its employees and all of its executive officers the major part of whose previously granted options have vested; such options have been granted at the terms (exercise price, vesting schedule, etc.) identical to the proposed terms of the Additional Mr. Siboni’s Options, therefore, the grant of Additional Mr. Siboni’s Options is intended to create similar incentives to the Company’s employees and Mr. Siboni; (d) the Company’s need to preserve the services provided by Mr. Siboni, especially given Mr. Siboni extensive knowledge and experience in software development and algorithmic services, and expertise in image processing and electro-optics, and the fact that as the Chief Executive Officer of Magna, the developer of the Company’s core technology, Mr. Siboni has the unique knowledge, capabilities and expertise in the field in which the Company operates; and (e) the dilution of the Company’s share capital since the grant of Mr. Siboni’s Previous Options.

The Company’s shareholders will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to grant to Mr. Haim Siboni options to purchase up to 4,000,000 Ordinary Shares and to bear the VAT expenses applicable to such grant, as set forth in Proposal No. 5 of the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 6

Grant of options to Ms. Sivan Siboni SCherf, VP Human Resources

Ms. Sivan Siboni Scherf has served as the Company’s VP Human Resources since January 2019. Ms. Siboni Scherf is Mr. Haim Siboni’s daughter and Mr. Moshe Scherf’s wife.

As approved by the Committee, the Board of Directors and its shareholders, the Company has previously made the following grants of equity-based compensation to Ms. Siboni Scherf under the Plan: (i) on April 27, 2017, Ms. Siboni Scherf was awarded options to purchase up to 150,000 Ordinary Shares of the Company at an exercise price of NIS 2.309; and (ii) on July 16, 2020, Ms. Siboni Scherf was awarded additional options to purchase up to 700,000 Ordinary Shares of the Company at an exercise price as follows: (i) NIS 0.787 per share for 1/3 of the options vested during 2020; (ii) NIS 1.06 per share for the 1/3 of the options vestrd during 2021; and (iii) NIS 1.33 per share for the 1/3 of the options to vest during 2022 (together “Ms. Siboni Scherf Previous Options”).

On August 16, 2022 and August 18, 2022, the Committee and the Board of Directors of the Company, respectively, approved, and recommended that the Company’s shareholders approve a grant of additional options to purchase up to 600,000 of the Company’s Ordinary Shares to Ms. Siboni Scherf under the Plan (“Additional Ms. Siboni Scherf’s Options”).

The exercise price of the Additional Ms. Siboni Scherf Options will be NIS 1 per share, which is equal to the exercise price of options recently granted to the Company’s employees and officers, and 102% higher than the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval by the Company’s Board of Directors. The Additional Ms. Siboni Scherf’s Options shall vest quarterly commencing January 1, 2023, and over a period of 36 months in 12 equal portions. The vesting of Additional Ms. Siboni Scherf’s Options shall accelerate upon termination of her service with the Company, resulting from a change of control in the Company or other exit event. Each vested option shall be exercisable until 7 years from its grant date, and any portion of the options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Ms. Siboni Scherf ceases to provide services to the Company (except in certain events specified in the Plan), all of such unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

If exercised in full, the Additional Ms. Siboni Scherf’s Options together with Mr. Siboni Scherf’s Previous Options, would represent approximately 0.45% of the Company’s issued and outstanding share capital and 0.41% of the Company’s share capital on a fully diluted basis, all as of the date hereof.

The Committee and the Board of Directors found the grant of Additional Ms. Siboni Scherf’s Options reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Compensation Policy.

As set forth in Proposal 5 above, the Company considers transactions with Mr. Haim Siboni and his relatives, including the grant of the Additional Ms. Siboni Scherf’s Options, as a transaction with a controlling shareholder, and therefore will submit the grant of the Additional Ms. Siboni Scherf’s Options for approval by the Company’s shareholders by Special Majority.

In making its recommendation with regard to the approval of grant of Ms. Siboni Scherf’s Additional Options, the Committee and the Board of Directors each have also considered, among other factors: (a) the terms of Ms. Siboni Scherf’s Additional Options being identical to the terms of options recently granted to other employees and executive officers of the Company; (b) the factors included in the Compensation Policy, including among others, the position, responsibilities, background and experience of Ms. Siboni Scherf; (c) that the Ms. Siboni Scherf’s Additional Options reflect a fair and reasonable value for Ms. Siboni Scherf’s employment; (d) that the Ms. Siboni Scherf’s Additional Options are an expression to Company’s desire to maintain the threshold of office holders’ current equity-based compensation, taking into account (i) Ms. Siboni Scherf’s Previous Options, and (ii) the dilution of the Company’s share capital since the grant of Ms. Siboni Scherf’s Previous Options.

The Company’s shareholders are requested to adopt the following resolutions:

RESOLVED, to grant 600,000 options to purchase Ordinary Shares of the Company to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 6 of the Proxy Statement

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2021, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2021, filed on Form 20-F with the SEC on March 31, 2022, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001691221/000121390022016879/f20f2021_foresight.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?id=01185&reference=2022-02-041452#?id=01185&reference=2022-02-041452

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2021.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 1, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 1, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Haim Siboni, Chairman of the Board of Directors and Chief Executive Officer

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on October 20, 2022, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON October 20, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2022, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To re-appoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4.	To re-appoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To adopt the following resolutions:

3.1.	To approve the purchase of a Directors and Officers liability insurance policy, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.2.	To approve framework terms for extension or purchase of additional Directors and Officers liability insurance policies Run-Off and public offering of securities insurance policies, for a period of three years commencing the date of the Meeting, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To adopt the following resolutions:

4.1.	To grant to each of Ms. Vered Raz-Avayo and Mr. Ehud Aharoni options to purchase up to 400,000 Ordinary Shares, subject to their reappointment as members of the Company’s Board of Directors, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.2.	To grant to Mr. Moshe Scherf options to purchase up to 400,000 Ordinary Shares, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.2a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the grant of the options to Mr. Scherf as set forth in Proposal No. 4?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.2.	☐	NO

*	If you do not indicate a response for this item 4.2a, your shares will not be voted for Proposal No. 4.2.

5.	To grant to Mr. Haim Siboni options to purchase up to 4,000,000 Ordinary Shares and to bear the VAT expenses applicable to such grant, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the grant of the options to Mr. Siboni as set forth in Proposal No. 5?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5.	☐	NO

*	If you do not indicate a response for this item 5a, your shares will not be voted for Proposal No. 5.

6.	To grant to Mrs. Sivan Siboni Scherf options to purchase up to 600,000 Ordinary Shares, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the grant of the options to Mrs. Siboni Scherf as set forth in Proposal No. 6?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.	☐	NO

*	If you do not indicate a response for this item 6a, your shares will not be voted for Proposal No. 6.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE

_____________	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.